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EXHIBIT 99.4

        AXCAN PHARMA INC.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

                                                                                                                                     Security Class

                                                                                                                                     Holder Account Number

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Form of Proxy — Annual General Meeting to be held on February 17, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
 Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.	•	Go to the following web site:
•	Proxy Instructions must be received by 5:00 p.m., Eastern Time, on February 15, 2005.	•	Proxy Instructions must be received by 5:00 p.m., Eastern Time, on February 15, 2005.

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 p.m., Eastern Time, on February 15, 2005.

Appointment of Proxyholder

The undersigned shareholder of Axcan Pharma Inc. (the "Company") hereby appoints Mr. Léon F. Gosselin, or, failing him, Mr. David W. Mims,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of AXCAN PHARMA INC. to be held at Centre Mont-Royal, 2200 Mansfield, Montreal, Quebec, Canada on February 17, 2005 at 10:00 am and any adjournment thereof.

1.  Election of Directors The nominees proposed by Management are:
Dr. E. Rolland Dickson; Jacques Gauthier; Léon F. Gosselin; Daniel Labrecque; Louis Lacasse; Colin R. Mallet; David W. Mims; François Painchaud; Dr. Claude Sauriol; Michael T. Tarnow;

FOR all nominees:	>	☐

WITHHOLD vote for all nominees:	>	☐

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2.  Appointment of Directors

Appointment of RAYMOND CHABOT GRANT THORNTON LLP as Auditors	For > ☐	Withhold > ☐

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Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date
Financial Statements Request	Interim Financial Reports		Annual Reports
In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐	Mark this box if you would like to receive interim financial reports by mail.	☐	Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive interim financial statements.

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EXHIBIT 99.4